United States securities and exchange commission logo





                     March 2, 2021

       Emanuel Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Road, Unit 75
       Mississauga, Ontario, Canada, L5A 3P1

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 8-K/A dated
August 10, 2020
                                                            Filed August 10,
2020
                                                            Form 10-Q for the
period ended June 30, 2020
                                                            Filed August 19,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

              We issued comments on the above captioned filings on December 31, 2020. On January
       28, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage,
       Accountant Branch Chief at (202) 551-3361 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology